1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

November 4, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:     Eagle Point Credit Company Inc.

Registration Statement on Form N-2

File Numbers: 333-205540, 811-22974

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company Inc. (the “Registrant”), a closed-end management investment company, electronically transmitted for filing is pre-effective amendment no. 4 to the Registrant’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. This filing is being made to register additional securities of the Registrant and certain selling stockholders and to increase the proposed maximum offering price to $300 million. Registration fees in an aggregate amount of $30,210 have been submitted in connection with the Registration Statement.

Please direct any questions concerning the filing to the undersigned at (202) 261-3460 or Thomas J. Friedmann at (617) 728-7120.

Very truly yours,

/s/ Philip T. Hinkle